EXHIBIT 99.25
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                 APRIL 13, 2005
             ADVANTAGE ANNOUNCES DISTRIBUTION OF CDN$0.28 PER UNIT &
                     THE ADJUSTED EXCHANGEABLE SHARES RATIO

                                  (TSX: AVN.UN)

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CALGARY, ALBERTA - April 13, 2005 - Advantage Energy Income Fund ("Advantage")
is pleased to announce that the cash distribution for the month of April 2005 will be Cdn$0.28 per Unit. The current monthly distribution represents an annualized yield of 18.6% based on the April 12, 2005 closing price of Cdn$18.11 per Unit.

The distribution will be payable on May 16, 2005 to Unitholders of record at the close of business on April 29, 2005. The ex-distribution date is April 27, 2005. The cash distribution is based on approximately 57.2 million Units currently outstanding. Total distributions paid out since inception of the Fund in 2001 amount to $9.83 per Unit.

Advantage also announces an increase to the Exchange Ratio of the Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.03775 to 1.05275. This increase will be effective on April 15, 2005. There are currently 175,266 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone: 403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 (Telephone:
416-263-9200).

For further information please contact:

                Mr. Gary F. Bourgeois, VP Corporate Development
                             Phone: (416) 945-6636
                           TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                           3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                             Phone: (403) 261-8810
                              Fax: (403) 262-0723
                       Web Site: www.advantageincome.com
                     E-mail: advantage@advantageincome.com


The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.